Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: June 20, 2012

To: All Canadian Securities Regulatory Authorities

Subject: Extorre Gold Mines Limited

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	09/07/2012
Record Date for Voting (if applicable) :	09/07/2012
Beneficial Ownership Determination Date :	09/07/2012
Meeting Date :	15/08/2012
Meeting Location (if available) :	Suite 2300 - 550 Burrard Street, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	30227B109	CA30227B1094

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Extorre Gold Mines Limited